UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2017
Commission File Number: 001-36810

EURONAV NV
(Translation of registrant's name into English)

De Gerlachekaai 20
2000 Antwerpen
Belgium
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
The Merger Agreement (defined below) has been included in this Report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Euronav NV, Gener8 Maritime, Inc., the Merger Subsidiary (defined below) and their respective affiliates. The Merger Agreement contains representations and warranties by Euronav and Merger Subsidiary, on the one hand, and by Gener8, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by each party in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between Euronav and Merger Subsidiary, on the one hand, and Gener8, on the other hand. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about Euronav, Merger Subsidiary or Gener8 at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Euronav's or Gener8's public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, Euronav, Gener8, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form F-4 that will include a proxy statement of Gener8 Maritime Inc. and a prospectus of Euronav NV, as well as in the Forms 20-F, Forms 6-K and other filings that Euronav NV makes with the U.S. Securities and Exchange Commission.
Entry into a Definitive Agreement and Plan of Merger
On December 20, 2017, Euronav NV ("Euronav" or the "Company") entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Euronav MI Inc. (the "Merger Subsidiary"), a direct wholly-owned subsidiary of Euronav, and Gener8 Maritime Inc. ("Gener8") pursuant to which, subject to the satisfaction or waiver of certain conditions, the Merger Subsidiary will merge with and into Gener8 (the "Merger"), which will continue its corporate existence under the Marshall Islands Business Corporations Act as the surviving corporation and will be a direct wholly-owned subsidiary of Euronav (the "Combined Entity").
On the terms and subject to the conditions set forth in the Merger Agreement, which has been approved by the board of directors of each of Euronav and Gener8, at the effective time of the Merger (the "Effective Time"), each share of common stock, par value $0.01 per share, of Gener8 issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.7272 (the "Exchange Ratio") of a newly issued share of the ordinary shares of Euronav (the "Merger Consideration"), which is expected to result in the issuance of approximately 60.9 million new ordinary shares of Euronav, as may be adjusted in accordance with the terms of the Merger Agreement, by means of the Belgian legal concept of a capital increase following an "inbreng in natura/apports en nature" as set out in articles 601 and 602 of the Belgian Companies Code ("BCC") (the "Contribution in Kind"), to be decided upon by Euronav's board of directors in the framework of the authorized capital. The merger is expected to result in Euronav shareholders owning approximately 72% of the issued share capital of the Combined Entity and Gener8 shareholders owning approximately 28% (based on the fully diluted share capital of Euronav and the fully diluted share capital of Gener8).
Pursuant to the Merger Agreement, Euronav will acquire Gener8's 30 operating crude tanker vessels in operation (21 Very Large Crude Carriers ("VLCCs"), six Suezmax tankers, one Aframax tanker, two Panamax tankers), with an aggregate carrying capacity of 8.1 million deadweight tons (dwt), with a weighted average age of approximately 3.7 years (the "Gener8 Merger Vessels").
This transaction is subject to customary conditions precedent, certain of which are described herein, including the approval of the shareholders of Gener8 at the shareholders meeting convened for the purpose of voting to approve the Merger (the "Gener8 Shareholder Meeting").

Certain Conditions to the Merger Agreement
Completion of the Merger is subject to customary closing conditions, including, among others specified in the Merger Agreement, (i) the approval of the Merger by Gener8's shareholders at the Gener8 Shareholder Meeting, (ii) the declaration of effectiveness by the U.S. Securities and Exchange Commission of a Registration Statement on Form F-4 under the Securities Act, including a prospectus with respect to the Euronav ordinary shares constituting the Merger Consideration, (iii) the Euronav ordinary shares constituting the Merger Consideration having been approved for listing on the New York Stock Exchange ("NYSE")  subject to notice of issuance, and (iv) the receipt and effectiveness of certain lender consents and waivers that are required to consummate the Merger Agreement.
Board of Directors and Executive Management
After the Merger, members of Euronav's board of directors and executive management will continue to serve in such positions of the Combined Company.  In addition, with effect from the consummation of the Merger, Euronav has agreed to increase the size of its Board by one and to appoint an additional independent director who formerly served on the board of Gener8 to the Euronav board of directors.  Mr. Steve Smith is expected to join Euronav's board of directors effective upon the closing of the Merger and, in accordance with the terms of the Merger Agreement, has received the consent of the Gener8 board of directors for such appointment.
Termination and Termination Fee
The Merger Agreement provides for certain termination rights for both Euronav and Gener8, including the mutual right to terminate if the Merger is not consummated by June 30, 2018 (subject to extension until July 31, 2018, upon certain conditions, the "End Date").  In addition, under certain circumstances, including, among others, if the Merger Agreement is terminated because the Merger is not consummated by the End Date at a time when the Merger Agreement could have been terminated by Euronav as a result of (i) a change of recommendation, (ii) the Company having entered into a binding agreement (other than a confidentiality agreement relating to an acquisition proposal), or (iii) if prior to the taking of a vote by the Company's shareholders, the Company materially and intentionally breaches any of its non-solicitation obligations in the Merger Agreement, Euronav will be entitled to receive a termination fee from Gener8 in the amount of $39 million.
Memoranda of Agreement to Purchase Three Vessels
Concurrently with the execution of the Merger Agreement, Euronav and Gener8 executed and delivered 3 memoranda of agreement ("MOAs") with respect to the Gener8 Hera, the Gener8 Athena and the Gener8 Neptune which contemplate the purchase by Euronav of the vessels from Gener8 at a total purchase price of $220.9 million if the Merger is not consummated. A portion of the purchase price of each of the three vessels can be offset by one-third of the break-up fee in the case of a termination of the Merger Agreement in circumstances that trigger the break-up fee. The MOAs are attached hereto as Exhibits 99.3, 99.4 and 99.5 hereto.
Assumption of Indebtedness and Lender Consents
Pursuant to the Merger Agreement, Euronav will assume the existing indebtedness of Gener8 under two of its loan agreements. These loan agreements require the consent of the financial institutions party thereto in order to consummate the Merger, which is a "change of control" as defined under those agreements. If the Merger is completed, Euronav is not excluded from assuming more of Gener8's indebtedness.
The financial institutions are in the process of being approached in order to obtain their consent and we anticipate having all such consents in place prior to the consummation of the Merger. Euronav will not be assuming the indebtedness of Gener8 under its outstanding notes, which are expected to be repaid in full prior to or contemporaneously with the consummation of the Merger.
No Solicitation; Withdrawal of Board Recommendation
The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, Gener8 will be subject to certain restrictions on its ability to solicit, initiate or knowingly take action to facilitate any inquiries or alternative acquisition proposals from third parties, to provide non-public information relating to Gener8 to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions. Gener8 will also be, subject to certain exceptions, restricted in its ability to qualify, withdraw, or modify or amend in a manner adverse to Euronav the recommendation of either Gener8's Transaction Committee or the Gener8's board of directors or recommend any other acquisition proposal or publicly propose to do any of the foregoing and may not, subject to certain exceptions, grant any waiver, amendment or release under any standstill or confidentiality agreement or takeover statute or provision contained in Gerner8's or its subsidiaries' charter documents.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed with this Report on Form 6-K as Exhibit 2.1 and the terms of which are incorporated by reference herein.
Related Agreements
Voting Agreement
A group of shareholders, representing approximately 48% of the issued and outstanding shares of Gener8, including certain directors of Gener8, have committed or are expected to commit shortly to vote in favor of the transaction contemplated by the Merger Agreement, subject to terms and conditions contained in a Shareholder Support and Voting Agreement with Euronav, which is attached hereto as Exhibit 99.1
Sale of Six VLCC Vessels
Subject to the consummation of the Merger, among other conditions, an unaffiliated third party has agreed to purchase from the Combined Entity six VLCC vessels at the closing of the Merger for an aggregate purchase price of $434 million.
Press Release
On December 21, 2017, Euronav and Gener8 issued a joint press announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.2.
About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. Euronav is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being 1 V-Plus vessel, 29 VLCCs, 18 Suezmaxes, four Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). Euronav's vessels mainly fly Belgian, Greek, French and Marshall Island flags.
About Gener8 Maritime, Inc.
As of December 20, 2017, Gener8 has a fleet of 30 wholly-owned vessels comprised of 21 VLCCs, 6 Suezmaxes, one Aframax, and two Panamax tankers.  Gener8's fleet has a total carrying capacity of approximately 7.5 million deadweight tons ("DWT") and an average age of approximately 3.7 years on a DWT basis. Gener8 is incorporated under the laws of the Marshall Islands and headquartered in New York.
Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed merger. In connection with the proposed merger, Euronav intends to file with the SEC a registration statement on Form F–4 that will constitute a prospectus of Euronav and include a proxy statement of Gener8. Euronav and Gener8 also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Euronav and Gener8 with the SEC at the SEC's website at www.sec.gov.

In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of Euronav or Gener8 at the following:
Euronav NV	Gener8 Maritime, Inc.
Mr. Brian Gallagher – Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com	Mr. Leonidas J. Vrondissis – Chief Financial Officer Tel: +1 212 763 5600 Email: ir@gener8maritime.com

Participants in the Solicitation
Euronav and Gener8, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Gener8 common stock in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Euronav's directors and executive officers in its Annual Report on Form 20-F files with the SEC on April 14, 2017, and about Gener8's officers and directors in its definitive proxy statement filed with the SEC on April 6, 2017. You can obtain free copies of these documents from Euronav or Gener8 using the contact information above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws. All such statements are made pursuant to the "safe harbor" provisions of, and are intended to be forward-looking statements under applicable U.S. securities litigation, including the United States Private Securities Litigation Reform Act of 1995. This Report, including information incorporated by reference into this Report, may contain forward-looking statements, including, for example, but not limited to, statements about management expectations, strategic objectives, strategic opportunities, growth opportunities, business prospects, regulatory proceedings, transaction synergies and other benefits of the proposed merger, and other similar matters. Forward-looking statements are not statements of historical facts and represent only Euronav's or Gener8's beliefs regarding future events, which is inherently uncertain. Forward-looking statements are typically identified by words such as "anticipates," "believes," "budgets," "could," "estimates," "expects," "forecasts," "foresees," "goal," "intends," "likely," "may," "might," "plans," "projects," "schedule," "should," "target," "will," or "would" and similar expressions, although not all forward-looking information contains these identifying words.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties that give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed merger does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; that we or Gener8 may be required to modify the terms and conditions of the Merger Agreement to achieve regulatory or shareholder approval, or that the anticipated benefits of the proposed merger are not realized as a result of such things as the strength or weakness of the economy and competitive factors in the areas where we and Gener8 do business; the effects of competition in the markets in which we and Gener8 operate; the impact of changes in the laws and regulations regulating the seaborne transportation or refined petroleum products industries or affecting domestic and foreign operations; judicial or regulatory judgments and legal proceedings; the ability to successfully integrate the two companies; success in retaining the services of executives, key personnel and other employees that the combined company needs to realize all of the anticipated benefits of the proposed merger; the risk that expected synergies and benefits of the proposed merger will not be realized within the expected time frame or at all; reputational risks; and other factors that may affect our future results, including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, technological and regulatory changes, and adverse developments in general market, business, economic, labor, regulatory and political conditions.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
EURONAV NV

Dated: December 22, 2017	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

Exhibit Index

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger, dated as of December 20, 2017 by and among Euronav NV, Gener8 Maritime Inc. and Euronav MI Inc.*

99.1	Shareholder Support and Voting Agreement, dated as of December 20, 2017 by and between Euronav NV and certain Gener8 Holders.

99.2	Joint Press Release of Euronav NV and Gener8 Maritime, Inc., dated December 21, 2017, announcing the signing of the Agreement and Plan of Merger.

99.3	Memorandum of Agreement for the Gener8 Athena, dated December 20, 2017.

99.4	Memorandum of Agreement for the Gener8 Hera, dated December 20, 2017.

99.5	Memorandum of Agreement for the Gener8 Neptune, dated December 20, 2017.

*
Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the Commission upon request.